

Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat


SEC MAIL
RECEIVED
PROCESSING
MAR 0 4 2004
SECTION

25th February 2004


04010312

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information copies of the following documents issued today in respect of the above Company:-

1. 2003 Preliminary Announcement of Results
2. Preliminary Financial Statements for the year ended 31st December 2003

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

dlw 3/5



Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com


SEC MAIL
PROCESSING
RECEIVED
MAR 04 2004
SECTION

To: Business Editor

25th February 2004
For immediate release

The following announcement was today issued to the London Stock Exchange.

Jardine Strategic Holdings Limited
2003 Preliminary Announcement of Results

Highlights

- Underlying earnings per share up 32%
- Strong performances from Dairy Farm and Jardine Cycle & Carriage
- Mandarin Oriental result suffers in disrupted travel market
- Hongkong Land portfolio values stabilize
- Net asset value per share* increases 63% to US$8.09

"Reasonable trading conditions for most of our operations and tentative improvements in the Hong Kong property sector have provided a positive start to the year, but the outlook for 2004 remains dependent upon the economic environment remaining favourable."

Henry Keswick, *Chairman*
25th February 2004

* Based on the market price of the Company's holdings

The basis of calculation of underlying earnings is set out on page 20.

The final dividend of US¢9.90 per share will be payable on 12th May 2004, subject to approval at the Annual General Meeting to be held on 6th May 2004, to shareholders on the register of members at the close of business on 12th March 2004. The ex-dividend date will be on 10th March 2004, and the share registers will be closed from 15th to 19th March 2004, inclusive.

- more -

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Jardine Strategic Holdings Limited

Preliminary Announcement of Results For The Year Ended 31st December 2003

The Group's businesses faced a challenging environment in 2003, with Hongkong Land and Mandarin Oriental experiencing particularly difficult markets. Nevertheless, a combination of a broad business portfolio and good geographic spread has enabled Jardine Strategic to achieve a favourable result for the year.

Performance

Jardine Strategic recorded further growth in earnings in 2003 with underlying profit increasing 28% to US$282 million. Underlying earnings per share increased by 32% to US¢44.97.

The Company's financial statements are prepared in conformity with International Financial Reporting Standards ('IFRS'), which require the revaluation of investment properties to be taken through the profit and loss account, rather than directly to reserves. In 2003, the negative impact of non-cash movements in valuations, primarily in Hongkong Land, resulted in a net loss of US$20 million, or US¢3.24 per share. This compares with a profit attributable to shareholders of US$66 million, or US¢10.27 per share, recorded in 2002 when the effect of negative movements in property valuations was offset by significant gains from disposals.

Net asset value per share, based on the market price of the Company's holdings, increased by 63% to US$8.09 at the year end.

The Board is recommending a final dividend of US¢9.90 per share, which together with the interim dividend of US¢4.60 per share, gives an unchanged dividend for the full year of US¢14.50 per share.

Within Jardine Matheson, Jardine Pacific produced lower results as its businesses faced weak markets in Hong Kong and problem contracts in the engineering and construction sectors. Jardine Motors Group saw a modest increase in profit as a good contribution from the United Kingdom offset a decline in Hong Kong. Jardine Lloyd Thompson again achieved increased profits.

Hongkong Land's earnings fell in the face of a weak Hong Kong office market. A net revaluation deficit of US$824 million was recorded on its investment portfolio; the decline taking place in the first half, with values recovering modestly thereafter. The revised application of the accounting standard on deferred tax has also required Hongkong Land to make a cumulative provision of US$573 million in respect of its Hong Kong portfolio.

Dairy Farm gained momentum in 2003 with increasing profits reflecting strong performances from most of its businesses, although its Hong Kong restaurant joint venture suffered because of a market downturn in the middle of the year. There was a good result from Jardine Cycle & Carriage in Southeast Asia with further growth in underlying profit. Astra's contribution rose significantly as consumer demand in Indonesia supported an increase in sales in its motor businesses, and its financing operations and agribusiness also did well.

Mandarin Oriental was severely impacted by the disruption in the international travel market in the first half. Improved performances later in the year and a US$16 million insurance settlement for business interruption were unable to recover fully the lost ground. The result was further reduced by an additional depreciation charge under the revised IFRS.

The Group's operating cash flows remained strong in 2003 and have been supplemented by selective disposals of businesses. This has supported further capital expenditure intended to produce growth over the longer term. Dairy Farm, Hongkong Land and Mandarin Oriental have been active in building their businesses through both new ventures and acquisitions.

A change to IFRS in 2003 permitting leasehold interests in land to be carried at valuation has enabled the Group to record its interest in Hongkong Land's investment properties at full value and to end the recent practice of presenting supplementary financial information. The change did not extend to leasehold interests in land occupied on an 'own-use' basis, and consequently such interests of other Group companies, primarily Mandarin Oriental, will be carried at depreciated cost.

Corporate Developments

It was an active year for the renamed Jardine Cycle & Carriage. The company strengthened its balance sheet with a US$141 million rights issue, which it used to replace part of the debt incurred in financing its strategic investment in Astra. In addition, it disposed of its under-performing Australian motor businesses.

Astra also raised funds in 2003 with a US$158 million rights issue and US$226 million from the sale of its stake in the Toyota manufacturing operations in Indonesia. These moves restored Astra's balance sheet to financial health and allowed it to resume dividend distributions. Jardine Cycle & Carriage invested US$135 million in supporting Astra's refinancing and in acquiring additional shares through the market, in the process increasing its shareholding from 31% to 37%. Since Jardine Cycle & Carriage acquired its initial 25% interest in 2000, Astra has become the majority contributor to its profitability.

Hongkong Land has begun work on a major renovation of The Landmark, a retail complex in the heart of Hong Kong, which will incorporate a new hotel to be managed by Mandarin Oriental. In Beijing, the second phase of its residential development, Central Park, was launched at the year end following strong demand for the first phase. Its joint venture

development in Singapore, One Raffles Quay, approaches completion amid signs of stabilization in the office market. In Indonesia the group acquired from Jardine Pacific a 25% interest in the office investment and development company, Jakarta Land.

Dairy Farm's strategy remains focused on the profitable growth of its core areas of operation in Asia. Additional supermarket chains were acquired in Singapore, Malaysia and Indonesia, consolidating Dairy Farm's leading position in these Southeast Asian markets, and a further acquisition was made in Taiwan. The group continued to invest in extensive store expansion programmes across its range of activities in the supermarket, hypermarket, health and beauty and convenience store sectors. Steps were also taken to improve the efficiency of Dairy Farm's balance sheet with some 10.3% of its shares repurchased in a tender offer announced in February, followed later in the year by a special dividend of US$398 million.

Mandarin Oriental opened its latest luxury hotel in New York in December 2003, and will open its new Washington property in spring 2004. The development of further new hotels remains on schedule with Hong Kong due in 2005, and Tokyo and Boston in 2006. The group has announced that it will manage two new luxury resorts in Thailand and Mexico; it will also manage Mandarin Oriental branded condominiums adjacent to its new hotels in New York and Boston.

Jardine Pacific reshaped its portfolio further with the sale of a number of its smaller interests in 2003, generating a net non-recurring profit of US$20 million. It also announced its intention of disposing of its Hawaiian restaurant and engineering operations. Jardine Motors Group continues to strengthen its key franchise base in the United Kingdom. The group was appointed the exclusive dealer for Hyundai passenger cars in Hong Kong, broadening its revenue base, and has increased to ten its service centres operating in Southern China, which will form the basis of a dealership network once regulations permit. Jardine Lloyd Thompson continues to expand both of its main operating areas of Risk & Insurance and Employee Benefits.

Finally, investment continued in Group companies' shares where favourable opportunities arose. As part of the Group's broader strategy, this policy enables the Group to concentrate resources on its principal businesses as well as improving earnings per share. The Company now holds 78% of Dairy Farm, following that company's share repurchase tender offer, as well as 52% of Jardine Matheson, 42% of Hongkong Land, 74% of Mandarin Oriental and 53% of Jardine Cycle & Carriage, which has increased its stake in Astra to 37%. Jardine Matheson's interest in the Company has remained unchanged at 79%.

Prospects

In conclusion, the Chairman, Henry Keswick said, "Reasonable trading conditions for most of our operations and tentative improvements in the Hong Kong property sector have provided a positive start to the year, but the outlook for 2004 remains dependent upon the economic environment remaining favourable."

Operating Review

Jardine Matheson

Jardine Matheson produced a good profit performance in 2004 notwithstanding the external pressures during the year. Its underlying profit was up 22% to US$296 million in the year ended 31st December 2003, and earnings per share, enhanced by the effect of share repurchases, rose 25% to US¢80.74.

Looking forward, its businesses are focused, soundly financed and trading well, and subject to normal market and economic risks, they should again produce a satisfactory performance in 2004.

- **Jardine Pacific** faced a challenging operating environment that led to its underlying net profit in 2003 falling by 9% to US$74 million. Continuing weakness in the Hong Kong economy prompted several units to take the opportunity to restructure, which included realigning themselves with their customers and reducing their cost base. Outside Hong Kong, Jardine Pacific's profitability improved in a number of markets including China, Malaysia, Thailand and Hawaii.

  HACTL achieved record throughput of just over two million tonnes at Hong Kong's Chek Lap Kok airport. Jardine Aviation Services experienced a strong pick-up in flight frequencies after the very difficult conditions in the first half, while Jardine Shipping Services benefited from firmer shipping rates. Gammon Skanska faced a slow construction market in Hong Kong and a poorly performing project in Singapore further impacted profits, although an improved order book gives grounds for optimism. Jardine Engineering Corporation's results suffered from a loss in its Caterpillar business in Taiwan. Jardine Schindler increased its order intake and expanded its maintenance portfolio across the region, while acquisitions in Korea and Hong Kong have improved future prospects. Earnings in Jardine OneSolution rose, with further growth expected in 2004. Profits in the Restaurants Group also increased as the business benefited from improved margins and the disposal of loss-making ventures. EastPoint maintained earnings, but Pacific Finance's lower returns on capital continued and Jardine Property Investment's income reduced following the sale of non-strategic residential properties.

  Jardine Pacific sold a number of smaller investments during the year resulting in a net non-recurring profit of US$20 million. The decision was also taken to dispose of the group's operations in Hawaii, which comprise Pacific Machinery and the Pizza Hut and Taco Bell franchises.

- **Jardine Motors Group** increased its underlying net profit to US$43 million in 2003, a rise of 11% following improved results in the United Kingdom. The group disposed of its interests in Hawaii at the end of the year realizing an additional non-recurring gain of US$11 million.

  In Hong Kong, the results of Zung Fu reflected the loss of the distributor margin. Difficult trading conditions and an increase in first registration tax also led to a contraction of the new passenger car market, but Zung Fu was able to increase its market share. In December, the group began the exclusive distribution and service of Hyundai passenger cars in Hong Kong. In Southern China, Zung Fu expanded its service centre network to ten locations, and the Mercedes-Benz distribution joint venture increased deliveries, but at lower margins. Tunas Ridean, the 34%-held Indonesian associate, also achieved a better result.

  There was a much improved result in the United Kingdom, helped by reduced restructuring and overhead costs. Further dealerships, including BMW in North London, were acquired to strengthen the representation of core franchises. In the United States, Beverly Hills made a steady contribution despite margin pressure, while the Hawaiian operations produced an enhanced result prior to disposal.

  In 2004 Jardine Motors Group will continue to develop its network in Southern China. In the United Kingdom there will be benefits from newly acquired dealerships and further strengthening of the representation of core brands.

- **Jardine Lloyd Thompson's** turnover increased by 10% in 2003 to £429 million. Record earnings were again reported as profit before tax, exceptional items and goodwill amortization grew by 11% to £114 million, based on UK accounting standards. Risk & Insurance produced a satisfactory 12% growth in revenue with a solid performance from Risk Solutions and strong results from retail businesses in the United Kingdom, Asia, Canada and Australasia. Employee Benefits revenue growth was a modest 2%, although underlying growth at constant rates of exchange and excluding the effect of discontinued businesses was 10%. The business also achieved improved margins through operational efficiencies.

  Progress was made in both the main operating areas of Risk & Insurance and Employee Benefits with a combination of organic growth and strategic development. Teams in property and aviation were acquired and the operations in the United States were expanded, most recently with the acquisition of a specialty life, accident and health insurance broking portfolio in December 2003.

JLT is well positioned to make further progress in 2004 and beyond, although any sustained weakness in the United States dollar will impact its Sterling reported earnings despite a prudent hedging policy. The group will continue with the integration of its new acquisitions and teams and remain alert to any new opportunities to further develop both Risk & Insurance and Employee Benefits.

Hongkong Land

Hongkong Land's underlying profit declined 10% in 2003 to US$174 million as average rents continued to fall in its Hong Kong office portfolio and were only partly offset by a full year's contribution from Chater House. The office market remained fiercely competitive throughout the year with the addition of significant new space, although the last quarter saw some recovery in sentiment. Hongkong Land did well to achieve an improvement in occupancy, which ended the year at 93%, and its retail portfolio remained close to fully let as increasing consumer spending stimulated demand.

Hongkong Land's investment portfolio recorded a net valuation deficit of US$824 million in 2003. The decline took place in the first half after which values stabilized. The revised application of an accounting standard on deferred tax also led to a cumulative provision of US$573 million being made in respect of the group's Hong Kong portfolio, even though no such liability is expected to arise. These factors led to a 15% fall in net asset value per share.

The emphasis on building value in its core Hong Kong portfolio continued with the commencement of a major renovation of the Landmark retail complex, which includes the addition of a luxury hotel. Elsewhere, construction at One Raffles Quay in Singapore is progressing amid signs of stabilization in the office market in the city. In Indonesia, Hongkong Land has purchased a 25% stake in Jakarta Land, a premium office investment and development company in central Jakarta. There was also progress in the residential sector with the start of the construction and pre-sale of Phase II of Central Park in Beijing following the success of Phase I. Encouraging sales were also achieved at two residential developments in Hong Kong.

A recovery in office rental levels in Hong Kong should take place as supply begins to tighten and demand returns, but this will take time to work through to Hongkong Land's earnings.

Dairy Farm

Dairy Farm performed strongly in 2003 with sales from continuing activities, including associates, increasing 13% to US$4.5 billion and underlying profit rising 24% to US$126 million. The efficiency of Dairy Farm's balance sheet was also improved by the repurchase of 10.3% of its share capital through a tender offer and a special dividend of US¢30.00 per share, returning US$576 million in value to shareholders.

Four significant bolt-on acquisitions were made during the year that increased market share and enhanced productivity in Singapore, Malaysia, Taiwan and Indonesia. These bring to ten the number of acquisitions Dairy Farm has made in the past four years as it pursues a strategy of building a leading market presence in Asia.

In North Asia, sales increased by 13% while profits grew by 65%. Dairy Farm's Hong Kong operations performed well despite the difficult economic conditions, but the results of its restaurant associate were impacted by the SARS outbreak in the second quarter. The supermarket operation in Taiwan was able to build upon its acquisition to improve profit. In Southern China, the group's convenience store chain continued to expand, ending the year with 150 outlets, and the 50%-owned health and beauty chain in South Korea added seven stores. The IKEA home furnishings business in Hong Kong and Taiwan achieved improved sales.

Dairy Farm's Southeast Asian operations continued to perform strongly, increasing sales by 24% and profits by 48%. Six Giant hypermarkets were opened, continuing the establishment of the group's main growth format in the region. The group also opened 56 health and beauty stores, producing strong returns from this successful format. Indonesia, however, remained a challenging market where further work is required to achieve an acceptable level of returns.

With strong financials and focused operations, Dairy Farm is well placed for further growth in Asia.

Mandarin Oriental

The outbreak of SARS, hostilities in Iraq and overall economic uncertainty had a detrimental impact on Mandarin Oriental's results. A profit attributable to shareholders of US$3 million was reported for 2003, compared with US$16 million in the prior year. The results benefited from a US$16 million insurance settlement in respect of business interruption caused by SARS, offset by US$8 million of pre-opening expenses and initial operating losses incurred in respect of its new hotels and additional depreciation charge of US$10 million under revised International Financial Reporting Standards.

In Hong Kong, results of both Mandarin Oriental and The Excelsior benefited from the insurance settlement which compensated for the sharp decline in business. Contributions from Macau, Kuala Lumpur, Hawaii and Miami all improved due to higher revenues, but were partially offset by weaker performances in Bangkok, Singapore and Geneva due to lower occupancy. There were good performances from Mandarin Oriental, Hyde Park in London, as it achieved higher average room rates, and Munich where the hotel benefited from higher occupancy. Both contributions were enhanced by the strengthening of the local currencies against the US dollar. In New York, The Mark was adversely affected by weak market conditions.

In an important milestone in its development strategy, Mandarin Oriental's new property in New York opened in December 2003 as one of the city's finest luxury hotels, and a new 400-room hotel will open in Washington D.C. in spring 2004. Further hotels will follow in Hong Kong in 2005, and Tokyo and Boston in 2006. Mandarin Oriental has also announced that it will manage two luxury resorts under development in Thailand and Mexico, and, in a further initiative, the group will manage Mandarin Oriental branded condominiums adjacent to its new hotels in New York and Boston. In a realignment of other interests, it has increased its stake in its Geneva property to 93%.

The current year has started on a firmer footing, and the benefit of Mandarin Oriental's growth strategy will become more tangible as contributions from new hotels in the United States provide a more balanced geographic spread to its portfolio.

Jardine Cycle & Carriage

Jardine Cycle & Carriage made good progress in 2003 as underlying profit grew 48% to US$196 million with a strong contribution from Astra. The group's balance sheet was enhanced by a successful US$141 million rights issue and the exit from the Hyundai operations in Australia. Jardine Cycle & Carriage invested a further US$135 million in Astra shares by supporting its rights issue and through market purchases, increasing its stake to 37%.

The underlying profit contribution from Astra rose 42% to US$144 million in 2003 as good consumer demand in Indonesia supported increased sales in its motor businesses. Improved performances were also achieved in its financing operations and agribusiness. Astra's US$158 million rights issue in January 2003 and the sale of its Toyota manufacturing operations for US$226 million restored its balance sheet, which has enabled it to recommence the distribution of dividends. United Tractors, Astra's remaining major affiliate in default on its debt, has reached agreement with the majority of its creditors for a financial restructuring, following which it will proceed with a rights issue of at least US$75 million.

Astra is one of Indonesia's leading conglomerates with a market capitalization of some US$2 billion. The largest independent automotive group in Southeast Asia, it has a significant share of the markets in Indonesia where it handles Toyota, Daihatsu, Isuzu, BMW, Peugeot and Nissan Diesel in the motor vehicle sector and Honda in motorcycles. It also has interests in agribusiness, heavy equipment, mining, financial services and information technology.

The profit contribution from Jardine Cycle & Carriage's motor operations in Singapore was flat, while New Zealand produced good growth in the commercial vehicle sector. Earnings in Cycle & Carriage Bintang, Malaysia, declined due to the loss of the Mercedes-Benz distribution, although a special dividend was paid from surplus funds released on the transfer of distribution stocks to DaimlerChrysler. Overall, underlying earnings increased to

US$36 million, supported by the write-back of warranty provisions following withdrawal from under-performing operations in Australia.

The underlying profit contribution from property increased by 14% to US$25 million as lower development profits in MCL Land were offset by the release of a provision.

While satisfactory trading performances are expected from Jardine Cycle & Carriage's businesses in 2004, Astra's contribution will reflect the loss of earnings from the Toyota manufacturing operations and the impact of any exchange rate volatility.

Jardine Strategic Holdings Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2003

	2003	Restated 2002
	US$m	US$m
Revenue *(note 2)*	**5,121**	3,806
Cost of sales	**(3,842)**	(2,712)
Gross profit	**1,279**	1,094
Other operating income	**60**	112
Selling and distribution costs	**(871)**	(757)
Administration expenses	**(235)**	(202)
Other operating expenses	**(64)**	(32)
Net profit on disposal of Woolworths in Dairy Farm	**-**	231
Operating profit *(note 3)*	**169**	446
Net financing charges	**(60)**	(61)
Share of results of associates and joint ventures excluding decrease in fair value of investment properties	**353**	208
Decrease in fair value of investment properties	**(318)**	(353)
Share of results of associates and joint ventures *(note 4)*	**35**	(145)
Profit before tax	**144**	240
Tax *(note 5)*	**(36)**	(13)
Profit after tax	**108**	227
(Loss)/profit attributable to shareholders *(note 6)*	**(20)**	66
Profit attributable to outside interests	**128**	161
	108	227

	US¢	US¢
(Loss)/earnings per share *(note 7)*	**(3.24)**	10.27
Underlying earnings per share *(note 7)*	**44.97**	34.19

- more -

Jardine Strategic Holdings Limited
Consolidated Balance Sheet
at 31st December 2003

	2003 US$m	Restated 2002 US$m
Net operating assets		
Goodwill	**220**	126
Tangible assets	**1,260**	1,059
Investment properties	**232**	259
Leasehold land payments	**427**	399
Associates and joint ventures	**2,990**	2,901
Other investments	**304**	253
Deferred tax assets	**27**	19
Pension assets	**42**	44
Other non-current assets	**15**	12
Non-current assets	**5,517**	5,072
Properties for sale	**340**	285
Stocks	**508**	467
Debtors and prepayments	**293**	356
Current tax assets	**8**	6
Bank balances and other liquid funds	**418**	789
Current assets	**1,567**	1,903
Creditors and accruals	**(1,062)**	(1,005)
Borrowings	**(292)**	(427)
Current tax liabilities	**(38)**	(34)
Current provisions	**(21)**	(15)
Current liabilities	**(1,413)**	(1,481)
Net current assets	**154**	422
Long-term borrowings	**(1,562)**	(1,461)
Deferred tax liabilities	**(109)**	(83)
Pension liabilities	**(3)**	(3)
Non-current provisions	**(6)**	(11)
Other non-current liabilities	**(13)**	(18)
	3,978	3,918
Total equity		
Share capital	**52**	52
Share premium	**1,224**	1,224
Revenue and other reserves	**2,635**	2,572
Own shares held	**(867)**	(854)
Shareholders' funds	**3,044**	2,994
Outside interests	**934**	924
	3,978	3,918

more

Jardine Strategic Holdings Limited
Consolidated Statement of Changes in Equity
for the year ended 31st December 2003

	2003 US$m	Restated 2002 US$m
At 1st January		
- as previously reported	**3,181**	2,589
- effect of changes in accounting policies	**737**	1,047
- as restated	**3,918**	3,636
Attributable to outside interests	**(924)**	(469)
	2,994	3,167
Revaluation of properties		
- net revaluation (deficit)/surplus	**(7)**	19
- deferred tax	**(3)**	(1)
Revaluation of other investments		
- fair value gain/(loss)	**117**	(47)
- transfer to consolidated profit and loss account on disposal	**1**	(245)
Net exchange translation differences		
- amount arising in year	**89**	105
- transfer to consolidated profit and loss account	**6**	43
Cash flow hedges		
- fair value gain	**10**	7
- transfer to consolidated profit and loss account	**-**	3
Net profit/(loss) recognized directly in equity	**213**	(116)
Profit after tax	**108**	227
Total recognized profit	**321**	111
Attributable to outside interests	**(167)**	(120)
	154	(9)
Dividends *(note 9)*	**(92)**	(94)
Repurchase of shares	**-**	(41)
Change in attributable interests	**1**	1
Increase in own shares held	**(13)**	(30)
At 31st December	**3,044**	2,994
Total equity	**3,978**	3,918
Attributable to outside interests	**(934)**	(924)
Shareholders' funds	**3,044**	2,994

Jardine Strategic Holdings Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2003

	2003 US$m	Restated 2002 US$m
Operating activities		
Operating profit	**169**	446
Depreciation and amortization	**134**	128
Other non-cash items	**50**	(301)
Decrease in working capital	**125**	98
Interest received	**9**	11
Interest and other financing charges paid	**(86)**	(75)
Tax paid	**(29)**	(16)
	372	291
Dividends from associates and joint ventures	**233**	194
Cash flows from operating activities	**605**	485
Investing activities		
Purchase of subsidiary undertakings *(note 11(a))*	**(277)**	(282)
Purchase of associates and joint ventures *(note 11(b))*	**(184)**	(58)
Repayment of amounts due to associates and joint ventures	**(95)**	-
Purchase of other investments	**(2)**	(2)
Purchase of tangible assets	**(181)**	(183)
Sale of subsidiary undertakings *(note 11(c))*	**7**	276
Sale of associates and joint ventures *(note 11(d))*	**15**	10
Sale of other investments *(note 11(e))*	**49**	173
Sale of tangible assets	**40**	6
Sale of investment properties	**6**	6
Cash flows from investing activities	**(622)**	(54)
Financing activities		
Repurchase of shares	**-**	(41)
Capital contribution from outside shareholders	**65**	6
Grants received	**4**	29
Drawdown of borrowings	**423**	671
Repayment of borrowings	**(580)**	(726)
Dividends paid by the Company	**(152)**	(153)
Dividends paid to outside shareholders	**(112)**	(5)
Cash flows from financing activities	**(352)**	(219)
Effect of exchange rate changes	**(3)**	5
Net (decrease)/increase in cash and cash equivalents	**(372)**	217
Cash and cash equivalents at 1st January	**787**	570
Cash and cash equivalents at 31st December	**415**	787

Jardine Strategic Holdings Limited
Notes

1. Accounting Policies and Basis of Preparation

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2003 which have been prepared in conformity with International Financial Reporting Standards ('IFRS'), including International Accounting Standards and Interpretations adopted by the International Accounting Standards Board.

In 2003, the Group implemented IAS 1 (revised 2003) - Presentation of Financial Statements, IAS 2 (revised 2003) - Inventories, IAS 8 (revised 2003) - Accounting Policies, Changes in Accounting Estimates and Errors, IAS 10 (revised 2003) - Events After the Balance Sheet Date, IAS 16 (revised 2003) - Property, Plant and Equipment, IAS 17 (revised 2003) - Leases, IAS 21 (revised 2003) - The Effects of Changes in Foreign Exchange Rates, IAS 24 (revised 2003) - Related Party Disclosures, IAS 27 (revised 2003) - Consolidated and Separate Financial Statements, IAS 28 (revised 2003) - Investments in Associates, IAS 31 (revised 2003) - Interests in Joint Ventures, IAS 32 (revised 2003) - Financial Instruments: Disclosure and Presentation, IAS 33 (revised 2003) - Earnings Per Share, IAS 39 (revised 2003) - Financial Instruments: Recognition and Measurement, and IAS 40 (revised 2003) - Investment Property. These revised standards are applied in advance of their effective dates.

With the exception of IAS 16 (revised) and IAS 40 (revised), there are no changes in accounting policy that affect profit or shareholders' funds resulting from the adoption of the above standards in these financial statements, as the Group was already following the recognition and measurement principles in those other standards.

The Group has also adopted IAS 41 - Agriculture in 2003. The effect on the current year is to increase profit attributable to shareholders by US$5 million. There has been no impact on profit in the previous year.

The Group has changed its accounting policy for depreciating hotel properties in accordance with IAS 16 (revised). This revised standard requires all qualifying expenditure to be capitalized and depreciated over the appropriate period whereas the previous standard permitted additional expenditure to be recognized when it was probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, would flow to the entity. All other subsequent expenditure was expensed in the period in which it was incurred. The revised standard has also clarified the requirement to separate the carrying value of a building into constituent components. These components are then depreciated separately. Where the carrying amount of a component is greater than its estimated recoverable amount, it is written down immediately or derecognized, as appropriate. Applying these changes constitutes a change in accounting policy which has been applied retrospectively. The costs for surface finishes and services ('SFS') have been identified as a separate component within the cost of buildings as their useful economic lives for depreciation purposes are substantially different from the building core and a retrospective adjustment has been made. The comparative figures for 2002 have been restated to reflect the change in policy.

- more -

Jardine Strategic Holdings Limited
Notes

1. Accounting Policies and Basis of Preparation (continued)

The Directors have also reviewed and revised the useful economic lives and residual values of the building core of each property, and the resulting change in depreciation is accounted for prospectively from 1st January 2003. The effect on the current year is to decrease profit attributable to shareholders by US$4 million.

In accordance with IAS 40 (revised), leasehold properties held for long-term rental yields are classified as investment properties and carried at fair value. This is a change in accounting policy as in previous years these properties are carried at depreciated cost. The comparative figures for 2002 have been restated to reflect the change in policy.

The effect of changes in accounting policies on investment properties and depreciation of hotel properties is summarized as follows:

Increase in total equity:

	Effect of adopting IAS 16 (revised) US$m	Effect of adopting IAS 40 (revised) US$m	Consequential change to deferred tax US$m	Consequential change to goodwill US$m	Total US$m
At 1st January 2003					
Goodwill	-	-	-	30	30
Tangible assets	(36)	-	-	-	(36)
Associates and joint ventures	(7)	1,022	(304)	79	790
Deferred tax	-	-	(47)	-	(47)
Total equity	**(43)**	**1,022**	**(351)**	**109**	**737**
At 1st January 2002					
Goodwill	-	-	-	20	20
Tangible assets	(33)	-	-	-	(33)
Associates and joint ventures	(6)	1,388	(365)	83	1,100
Deferred tax	-	-	(40)	-	(40)
Total equity	(39)	1,388	(405)	103	1,047

Decrease in profit attributable to shareholders

	2003 US$m	2002 US$m
Depreciation of SFS	**(3)**	(2)
Change in fair value of investment properties	**(285)**	(305)
Amortization of goodwill	**(7)**	(6)
	(295)	(313)

Jardine Matheson Holdings Limited
Notes

1. Accounting Policies and Basis of Preparation (continued)

As the market value of the Group's investment properties which represent a significant portion of the Group's leasehold interests in land is now recognized in the financial statements, comprehensive supplementary financial information described as 'prepared in accordance with IFRS as modified by the revaluation of leasehold properties' is no longer presented in the financial statements. However, the Directors continue to believe that the restriction to carry leasehold properties occupied by businesses at market value is not appropriate. Accordingly, in determining the Group's gearing, shareholders' funds have been adjusted to reflect the market value of those leasehold properties.

2. Revenue

	2003 US$m	2002 US$m
By business:		
Dairy Farm	**3,457**	3,354
Mandarin Oriental	**218**	234
Jardine Cycle & Carriage	**1,446**	218
	5,121	3,806

3. Operating Profit

	2003 US$m	2002 US$m
By business:		
Dairy Farm	**123**	77
Mandarin Oriental	**33**	40
Jardine Cycle & Carriage	**22**	6
	178	123
Discontinued operation - Woolworths in Dairy Farm	**-**	17
Net profit on disposal of Woolworths in Dairy Farm	**-**	231
Corporate and other interests	**(9)**	75
	169	446

4. Share of Results of Associates and Joint Ventures

	2003 US$m	2002 US$m
By business:		
Jardine Matheson	**52**	39
Hongkong Land	**80**	62
Dairy Farm	**18**	27
Mandarin Oriental	**(1)**	8
Jardine Cycle & Carriage	**204**	72
	353	208
Decrease in fair value of investment properties		
- Hongkong Land	**(314)**	(346)
- other	**(4)**	(7)
	35	(145)

Results are shown after tax and outside interests, and after amortization of goodwill as required by IAS 1 (revised). This represents a change in accounting policy as previously the Group's share of results of associates and joint ventures was stated before tax and outside interests.

5. Tax

	2003 US$m	2002 US$m
Current tax	**31**	24
Deferred tax	**5**	(11)
	36	13

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes United Kingdom tax credit of US$1 million *(2002: US$1 million)*.

6. (Loss)/Profit Attributable to Shareholders

	2003 US$m	2002 US$m
By business:		
Jardine Matheson	**44**	44
Hongkong Land	**76**	80
Dairy Farm	**90**	66
Mandarin Oriental	**7**	14
Jardine Cycle & Carriage	**100**	49
Corporate and other interests	**(35)**	(33)
Underlying profit attributable to shareholders	**282**	220
Adjustment for depreciation and amortization*	**(2)**	(2)
Changes in tax rates**	**(3)**	-
	277	218
Decrease in fair value of investment properties	**(321)**	(356)
Other non-recurring items	**24**	204
(Loss)/profit attributable to shareholders	**(20)**	66

* Representing difference between depreciation and amortization of owner-occupied leasehold interests calculated on a valuation and on a cost basis.

** In respect of deferred tax on leasehold land payments, representing tax on the surplus arising on the valuation of owner-occupied leasehold interests upon an increase in holdings in subsidiary undertakings.

7. Earnings Per Share

Loss per share is calculated on loss attributable to shareholders of US$20 million *(2002: earnings of US$66 million)* and on the weighted average number of 627 million *(2002: 644 million)* shares in issue during the year.

Additional earnings per share are also calculated based on underlying earnings attributable to shareholders of US$282 million *(2002: US$220 million).* A reconciliation of earnings is set out below:

7. Earnings Per Share (continued)

	2003 US$m	2002 US$m
Underlying profit attributable to shareholders	**282**	220
Adjustment for depreciation, amortization and deferred tax on owner-occupied leasehold interests *(note 6)*	**(5)**	(2)
	277	218
Decrease in fair value of investment properties		
- Hongkong Land	**(314)**	(346)
- other	**(7)**	(10)
	(321)	(356)
Discontinued operations		
- net profit of Woolworths	**-**	7
- net profit on disposal of Woolworths	**-**	160
- reversal of closure cost provision for Franklins	**-**	4
	-	171
Sale and closure of businesses		
- Pizza Hut South China	**4**	-
- Hawaii motor operations	**6**	-
- French motor operations	**(6)**	(6)
- Australian motor operations	**(4)**	-
- PT Toyota-Astra Motor	**10**	-
- other	**-**	3
	10	(3)
Asset impairment		
- Hongkong Land	**3**	(21)
- Edaran Otomobil Nasional	**-**	36
	3	15
Realization of exchange losses	**-**	(15)
Revaluation deficit on properties and provision for onerous leases	**(1)**	(5)
Fair value gain on biological assets	**5**	-
Fair value (loss)/gain on options embedded in Jardine Matheson Guaranteed Bonds	**(1)**	9
Sale of investments	**5**	32
Debt buyback in an associate	**3**	-
	(20)	66

8. Long-Term Borrowings

	2003 US$m	2002 US$m
Dairy Farm	**288**	208
Mandarin Oriental	**592**	491
Jardine Cycle & Carriage	**323**	447
Corporate	**711**	801
	1,914	1,947
Less: Mandarin Oriental's convertible bonds held by the Company	**(60)**	(59)
Amount included in current liabilities	**(292)**	(427)
	1,562	1,461

9. Dividends

	2003 US$m	2002 US$m
Final dividend in respect of 2002 of US¢9.90 *(2001: US¢9.90)* per share	**104**	105
Interim dividend in respect of 2003 of US¢4.60 *(2002: US¢4.60)* per share	**48**	48
	152	153
Less: Company's share of dividends paid on the shares held by an associate	**(60)**	(59)
	92	94

A final dividend in respect of 2003 of US¢9.90 *(2002: US¢9.90)* per share amounting to a total of US$104 million *(2002: US$104 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by an associate of US$42 million *(2002: US$41 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

10. Corporate Cash Flow and Net Debt

	2003 US$m	2002 US$m
Dividends receivable		
Subsidiary undertakings	**446**	10
Associates	**55**	170
Other holdings	**12**	12
	513	192
Less: Taken in scrip	**(8)**	(6)
	505	186
Other operating cash flows	**(40)**	(45)
Cash flows from operating activities	**465**	141
Investing activities		
Purchase of subsidiary undertakings	**(90)**	(158)
Purchase of associates	**(35)**	(5)
Repayment of amounts due to associates	**(95)**	-
Sale of other investments	**38**	173
Cash flows from investing activities	**(182)**	10
Financing activities		
Repurchase of shares	**-**	(41)
Dividends paid by the Company	**(152)**	(153)
Dividends paid to outside shareholders	**-**	(1)
Cash flows from financing activities	**(152)**	(195)
Effect of exchange rate changes	**(5)**	(3)
Net decrease/(increase) in net debt	**126**	(47)
Net debt at 1st January	**(767)**	(720)
Net debt at 31st December	**(641)**	(767)
Represented by:		
Bank balances and other liquid funds	**70**	34
6.375% Guaranteed Bonds due 2011	**(295)**	(295)
Other long-term borrowings	**(416)**	(506)
	(641)	(767)

Corporate cash flow and net debt comprises the cash flows and net cash or debt of the Company and of its investment holding and financing subsidiary undertakings.

11. Notes to Consolidated Cash Flow Statement

(a) Purchase of subsidiary undertakings	**2003 US$m**	2002 US$m
Tangible assets	**149**	74
Investment properties	**8**	262
Leasehold land payments	**12**	11
Associates and joint ventures	**-**	357
Deferred tax assets	**-**	3
Other non-current assets	**-**	13
Other investments	**24**	-
Current assets	**133**	651
Current liabilities	**(154)**	(232)
Long-term borrowings	**-**	(364)
Deferred tax liabilities	**(3)**	(5)
Non-current provisions	**-**	(11)
Other non-current liabilities	**-**	(7)
Outside interests	**(5)**	(185)
Fair value at acquisition	**164**	567
Adjustment for outside interests	**(40)**	(275)
Share of fair value at acquisition	**124**	292
Goodwill attributable to subsidiary undertakings	**60**	33
Total consideration	**184**	325
Adjustment for deferred consideration, and carrying value of associates and joint ventures	**(67)**	(164)
Cash and cash equivalents of subsidiary undertakings acquired	**(28)**	(36)
Net cash outflow	**89**	125
Purchase of shares in Dairy Farm	**181**	135
Purchase of shares in Mandarin Oriental	**7**	22
	277	282

Net cash outflow in 2003 of US$89 million included Dairy Farm's acquisition of Shop N Save of US$49 million and stores in Taiwan and Malaysia of US$37 million, and Mandarin Oriental's acquisition of an additional 46.3% interest in its Geneva hotel of US$23 million, net of cash and cash equivalents of US$21 million in Cycle & Carriage Bintang at 31st December 2003 when it became a subsidiary undertaking of Jardine Cycle & Carriage.

Net cash outflow in 2002 of US$125 million included the Company's increased interest in Jardine Cycle & Carriage of US$101 million.

(b) Purchase of associates and joint ventures in 2003 included the Company's increased interest in Hongkong Land of US$35 million and Jardine Cycle & Carriage's increased interest in Astra of US$135 million. Purchase of associates and joint ventures in 2002 included investment in Mandarin Oriental, New York of US$47 million, and the Company's increased interest in Hongkong Land of US$5

11. Notes to Consolidated Cash Flow Statement (continued)

(c) Sale of subsidiary undertakings

	2003 US$m	2002 US$m
Tangible assets	**1**	101
Deferred tax assets	**-**	5
Current assets	**56**	62
Current liabilities	**(50)**	(63)
Long-term borrowings	**-**	(49)
Net assets disposed of	**7**	56
Cumulative exchange translation differences	**5**	(2)
(Loss)/profit on disposal	**(5)**	231
Sale proceeds	**7**	285
Cash and cash equivalents of subsidiary undertakings disposed of	**-**	(9)
Net cash inflow	**7**	276

Net cash inflow in 2002 related to Dairy Farm's sale of Woolworths, New Zealand.

(d) Sale of other investments in 2003 included a distribution from Edaran Otomobil Nasional of US$36 million following its asset divestment in 2002. Sale of other investments in 2002 included the Company's sale of an investment.

12. Market Value Basis Net Assets

Net assets based on the market price of the Company's holdings:

	2003	2002
	US$m	US$m
Jardine Matheson	**1,100**	860
Hongkong Land	**1,594**	1,263
Dairy Farm	**1,763**	978
Mandarin Oriental	**368**	383
Jardine Cycle & Carriage	**598**	238
Other holdings	**260**	221
Corporate	**(656)**	(833)
	5,027	3,110
	US$	US$
Net asset value per share	**8.09**	4.95

The final dividend of US¢9.90 per share will be payable on 12th May 2004, subject to approval at the Annual General Meeting to be held on 6th May 2004, to shareholders on the register of members at the close of business on 12th March 2004. The ex-dividend date will be on 10th March 2004, and the share registers will be closed from 15th to 19th March 2004, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 23rd April 2004. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 28th April 2004. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

- end -

For further information, please contact:

Jardine Matheson Limited
Norman Lyle (852) 2843 8216

Golin/Harris Forrest
Nick Bradbury (852) 2501 7910

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2003 can be accessed through the Internet at 'www.jardines.com'.

Note to Editors

Jardine Strategic is a holding company which takes long-term strategic investments in multinational businesses, particularly those with an Asian focus, and in other high quality companies with existing or potential links with the Group. Its principal attributable interests are in Jardine Matheson 52%, Dairy Farm 78%, Hongkong Land 42%, Mandarin Oriental 74% and Jardine Cycle & Carriage 53%.

The primary share listing of the parent company, Jardine Strategic Holdings Limited, is in London, with secondary listings in Singapore and Bermuda. The Company is incorporated in Bermuda and its interests are managed from Hong Kong by Jardine Matheson Limited.


SEC MAIL PROCESSING SECTION
MAR 0 4 2004
WASH, D.C.

Preliminary Financial Statements

for the year ended 31st December 2003

JARDINE STRATEGIC HOLDINGS LIMITED

Highlights

- **Underlying earnings per share up 32%**
- **Strong performances from Dairy Farm and Jardine Cycle & Carriage**
- **Mandarin Oriental result suffers in disrupted travel market**
- **Hongkong Land portfolio values stabilized**
- **Net asset value per share* increases 63% to US$8.09**

- **Results**

	2003 US$m	Restated 2002 US$m	Change %
Revenue	**5,121**	3,806	*35*
Profit after tax	**108**	227	*(52)*
Underlying profit attributable to shareholders	**282**	220	*28*
(Loss)/profit attributable to shareholders	**(20)**	66	*N/A*
Shareholders' funds	**3,044**	2,994	*2*

	US¢	US¢	%
Underlying earnings per share	**44.97**	34.19	*32*
(Loss)/earnings per share	**(3.24)**	10.27	*N/A*
Dividends per share	**14.50**	14.50	-

	US$	US$	%
Net asset value per share*	**8.09**	4.95	*63*

* Based on the market price of the Company's holdings.

Consolidated Profit and Loss Account

for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Revenue	1	5,121	3,806
Cost of sales		(3,842)	(2,712)
Gross profit		1,279	1,094
Other operating income		60	112
Selling and distribution costs		(871)	(757)
Administration expenses		(235)	(202)
Other operating expenses		(64)	(32)
Net profit on disposal of Woolworths in Dairy Farm	2	-	231
Operating profit	3	169	446
Net financing charges	4	(60)	(61)
Share of results of associates and joint ventures excluding decrease in fair value of investment properties		353	208
Decrease in fair value of investment properties		(318)	(353)
Share of results of associates and joint ventures	5	35	(145)
Profit before tax		144	240
Tax	6	(36)	(13)
Profit after tax		108	227
(Loss)/profit attributable to shareholders	27	(20)	66
Profit attributable to outside interests		128	161
		108	227
		US¢	US¢
(Loss)/earnings per share	7	(3.24)	10.27

Consolidated Balance Sheet

at 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Net operating assets			
Goodwill	8	220	126
Tangible assets	9	1,260	1,059
Investment properties	10	232	259
Leasehold land payments	11	427	399
Associates and joint ventures	12	2,990	2,901
Other investments	13	304	253
Deferred tax assets	14	27	19
Pension assets	15	42	44
Other non-current assets	16	15	12
Non-current assets		5,517	5,072
Properties for sale	17	340	285
Stocks		508	467
Debtors and prepayments	18	293	356
Current tax assets		8	6
Bank balances and other liquid funds	19	418	789
Current assets		1,567	1,903
Creditors and accruals	20	(1,062)	(1,005)
Borrowings	21	(292)	(427)
Current tax liabilities		(38)	(34)
Current provisions	22	(21)	(15)
Current liabilities		(1,413)	(1,481)
Net current assets		154	422
Long-term borrowings	21	(1,562)	(1,461)
Deferred tax liabilities	14	(109)	(83)
Pension liabilities	15	(3)	(3)
Non-current provisions	22	(6)	(11)
Other non-current liabilities	23	(13)	(18)
		3,978	3,918
Total equity			
Share capital	25	52	52
Share premium	26	1,224	1,224
Revenue and other reserves	27	2,635	2,572
Own shares held	29	(867)	(854)
Shareholders' funds		3,044	2,994
Outside interests	30	934	924
		3,978	3,918

Percy Weatherall
Norman Lyle
Directors

25th February 2004

Consolidated Statement of Changes in Equity

for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
At 1st January			
- as previously reported		3,181	2,589
- effect of changes in accounting policies		737	1,047
- as restated		3,918	3,636
Attributable to outside interests		(924)	(469)
		2,994	3,167
Revaluation of properties			
- net revaluation (deficit)/surplus		(7)	19
- deferred tax		(3)	(1)
Revaluation of other investments			
- fair value gain/(loss)		117	(47)
- transfer to consolidated profit and loss account on disposal		1	(245)
Net exchange translation differences			
- amount arising in year		89	105
- transfer to consolidated profit and loss account		6	43
Cash flow hedges			
- fair value gain		10	7
- transfer to consolidated profit and loss account		-	3
Net profit/(loss) recognized directly in equity		213	(116)
Profit after tax		108	227
Total recognized profit		321	111
Attributable to outside interests		(167)	(120)
		154	(9)
Dividends	28	(92)	(94)
Repurchase of shares	25	-	(41)
Change in attributable interests	27	1	1
Increase in own shares held		(13)	(30)
At 31st December		3,044	2,994
Total equity		3,978	3,918
Attributable to outside interests		(934)	(924)
Shareholders' funds		3,044	2,994

Consolidated Cash Flow Statement

for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Operating activities			
Operating profit		169	446
Depreciation and amortization	*31(a)*	134	128
Other non-cash items	*31(b)*	50	(301)
Decrease in working capital	*31(c)*	125	98
Interest received		9	11
Interest and other financing charges paid		(86)	(75)
Tax paid		(29)	(16)
		372	291
Dividends from associates and joint ventures		233	194
Cash flows from operating activities		605	485
Investing activities			
Purchase of subsidiary undertakings	*31(d)*	(277)	(282)
Purchase of associates and joint ventures	*31(e)*	(184)	(58)
Repayment of amounts due to associates and joint ventures		(95)	-
Purchase of other investments		(2)	(2)
Purchase of tangible assets		(181)	(183)
Sale of subsidiary undertakings	*31(f)*	7	276
Sale of associates and joint ventures		15	10
Sale of other investments	*31(g)*	49	173
Sale of tangible assets		40	6
Sale of investment properties		6	6
Cash flows from investing activities		(622)	(54)
Financing activities			
Repurchase of shares		-	(41)
Capital contribution from outside shareholders		65	6
Grants received		4	29
Drawdown of borrowings		423	671
Repayment of borrowings		(580)	(726)
Dividends paid by the Company		(152)	(153)
Dividends paid to outside shareholders		(112)	(5)
Cash flows from financing activities		(352)	(219)
Effect of exchange rate changes		(3)	5
Net (decrease)/increase in cash and cash equivalents		(372)	217
Cash and cash equivalents at 1st January		787	570
Cash and cash equivalents at 31st December	*31(h)*	415	787

Principal Accounting Policies

Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'), including International Accounting Standards and Interpretations adopted by the International Accounting Standards Board.

The Group implemented the following revised International Accounting Standards in 2003:

IAS 1 (revised 2003)	Presentation of Financial Statements
IAS 2 (revised 2003)	Inventories
IAS 8 (revised 2003)	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003)	Events After the Balance Sheet Date
IAS 16 (revised 2003)	Property, Plant and Equipment
IAS 17 (revised 2003)	Leases
IAS 21 (revised 2003)	The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003)	Related Party Disclosures
IAS 27 (revised 2003)	Consolidated and Separate Financial Statements
IAS 28 (revised 2003)	Investments in Associates
IAS 31 (revised 2003)	Interests in Joint Ventures
IAS 32 (revised 2003)	Financial Instruments: Disclosure and Presentation
IAS 33 (revised 2003)	Earnings Per Share
IAS 39 (revised 2003)	Financial Instruments: Recognition and Measurement
IAS 40 (revised 2003)	Investment Property

The above revised standards are applied in advance of their effective dates.

With the exception of IAS 16 (revised) and IAS 40 (revised), there are no changes in accounting policy that affect profit or shareholders' funds resulting from the adoption of the above standards in these financial statements, as the Group was already following the recognition and measurement principles in those other standards.

The Group has also adopted IAS 41 – Agriculture in 2003. The effect on the current year is to increase profit attributable to shareholders by US$5 million. There has been no impact on profit in the previous year.

The consolidated financial statements are presented in United States Dollars which is the functional currency of the Company.

The Group's reportable segments are set out in note 1 and are described on pages [ ] to [ ].

Basis of Consolidation

(a) The consolidated financial statements include the financial statements of the Company, its subsidiary undertakings and, on the basis set out in (b) below, its associates and joint ventures. Subsidiary undertakings are

companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities. The results of subsidiary undertakings, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealised surpluses and deficits on transactions between Group companies have been eliminated. The cost of and related income arising from shares held in the Company by subsidiary undertakings are eliminated from shareholders' funds and outside interests, and profit respectively.

(b) Associates are companies, not being subsidiary undertakings or joint ventures, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

(c) Outside interests represent the proportion of the results and net assets of subsidiary undertakings and their associates and joint ventures not attributable to the Group.

(d) The results of companies other than subsidiary undertakings, associates and joint ventures are included only to the extent of dividends received.

Foreign Currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiary undertakings, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies, are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiary undertakings, associates and joint ventures, and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognized in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

Impairment

Tangible fixed assets and goodwill are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary undertaking, associate or joint venture at the effective date of acquisition. Goodwill on acquisition of a foreign operation after 1st January 2003 is treated as an asset or a liability of the foreign operation. Consequently it is expressed in the functional currency of the foreign operation and is translated into United States Dollars at the rate of exchange ruling at the year end. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as a separate asset or included within associates and joint ventures, and is amortized using the straight line method over its estimated useful life which is generally between 5 and 20 years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The profit or loss on disposal of subsidiary undertakings, associates and joint ventures is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortized but does not include any attributable goodwill previously eliminated against reserves.

Gains or losses arising from dilution of the Group's interest in subsidiary undertakings, associates and joint ventures, in circumstances where the Group took no action to maintain its holding, are recorded as a change in attributable interest in reserves. Such passive dilutions principally arise on the exercise of share options by outside shareholders.

Tangible Fixed Assets and Depreciation

Freehold land and buildings, and the building component of owner-occupied leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used as open market value cannot be reliably allocated to the building component. In the intervening years the Directors review the carrying values and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Grants related to tangible fixed assets are deducted in arriving at the carrying amount of the assets. Other tangible fixed assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight line basis at annual rates estimated to write down the cost or valuation of each asset to its residual value over its estimated useful life. The residual values and useful lives are reviewed at each balance sheet date. The principal rates in use are as follows:

Buildings	up to $6^{2}/3\%$
Leasehold improvements	over period of the lease
Plant and machinery	$5 - 33^{1}/3\%$
Furniture, equipment and motor vehicles	$6^{2}/3 - 33^{1}/3\%$

No depreciation is provided on freehold land as it is deemed to have an indefinite life.

The Group has changed its accounting policy for depreciating hotel properties in accordance with IAS 16 (revised). This revised standard requires all qualifying expenditure to be capitalized and depreciated over the appropriate period whereas the previous standard permitted additional expenditure to be recognized when it was probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, would flow to the entity. All other subsequent expenditure was expensed in the period in which it was incurred. The revised standard has also clarified the requirement to separate the carrying value of a building into constituent components. These components are then depreciated separately. Where the carrying amount of a component is greater than its estimated recoverable amount, it is written down immediately or derecognized, as appropriate. Applying these changes constitutes a change in accounting policy which has been applied retrospectively. The costs for surface finishes and services ('SFS') have been identified as a separate component within the cost of buildings as their useful economic lives for depreciation purposes are substantially different from the building core and a retrospective adjustment has been made. The comparative figures for 2002 have been restated to reflect the change in policy *(refer page [ ])*.

The Directors have also reviewed and revised the useful economic lives and residual values of the building core of each property, and the resulting change in depreciation is accounted for prospectively from 1st January 2003. The effect on the current year is to decrease profit attributable to shareholders by US$4 million.

Where the carrying amount of a tangible fixed asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible fixed assets is recognized by reference to their carrying amount.

Investment Properties

Investment properties are properties held for long-term rental yields. Investment properties are carried at fair value, representing open market value determined annually by independent qualified valuers. Changes in fair values are recorded in the consolidated profit and loss account. In accordance with IAS 40 (revised), leasehold properties held for long-term rental yields are classified as investment properties and carried at fair value. This is a change in accounting policy as in previous years these properties were carried at depreciated cost. The comparative figures for 2002 have been restated to reflect the change in policy *(refer page [ ])*.

Biological Assets

Biological assets included in plantations owned by an associate are measured at each balance sheet date at their fair values, representing the present value of expected net cash flows from the biological assets in their present location and condition determined annually by independent qualified valuers, less estimated point of sale costs. Point of sale costs include commissions to brokers and dealers, levies by regulatory agencies and commodity exchanges, and transfer taxes and duties. Point of sale costs exclude transport and other costs necessary to get assets to a market.

Investments

(a) Other non-current investments which are available for sale are shown at fair value. Gains and losses arising from changes in the fair value of non-current investments are dealt with in reserves. On the disposal of a non-current investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognized in reserves is included in the consolidated profit and loss account.

(b) Liquid investments which are readily convertible to known amounts of cash are included in bank balances and other liquid funds and are stated at market value. Increases or decreases in market value are dealt with in the consolidated profit and loss account.

(c) All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investment.

Operating Leases

(a) Leasehold land payments are up-front payments to acquire long-term interests in owner-occupied property. These payments are stated at cost and are amortized over the period of the lease.

(b) Payments made under other operating leases are charged to the consolidated profit and loss account on a straight line basis over the period of the lease. When a lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the year in which termination takes place.

Properties for Sale

Properties under development are stated at cost plus an appropriate proportion of profit where sales agreements have been concluded, and after deducting progress payments and provisions for foreseeable losses. Profit is established by reference to the percentage of completion. Completed properties are stated at the lower of cost and net realizable value.

Stocks

Stocks, which principally comprise goods held for resale, are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method.

Debtors

Trade debtors are carried at anticipated realizable value. An estimate is made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks and financial institutions, bank and cash balances, and liquid investments, net of bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

Provisions

Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations, and a reliable estimate of the amount of the obligations can be made.

Borrowings and Borrowing Costs

Borrowings are initially stated at the amount of the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method.

On issue of convertible bonds, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is included in long-term borrowings on the amortized cost basis until extinguished on conversion or maturity of the bond. The remainder of the proceeds is allocated to the conversion option which is recognized and included in shareholders' funds or non-current liabilities, as appropriate. Any conversion option component included in non-current liabilities is shown at fair value.

Borrowing costs relating to major development projects are capitalised until the asset is substantially completed. Capitalized borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

Deferred Tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Provision for withholding

tax which could arise on the remittance of retained earnings relating to subsidiary undertakings is only made where there is a current intention to remit such earnings. Deferred tax assets relating to carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Employee Benefits

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in trustee administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account spreading the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognized in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions relating to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

The Group does not make a charge to staff costs in connection with share options issued by its subsidiary undertakings under their respective employee share option schemes.

Derivative Financial Instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of a forecasted transaction or of the foreign currency risk on a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity on the date a derivative contract is entered into.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of a non-financial asset or of a non-financial liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in the hedging reserves and is recognized when the committed or forecasted transaction ultimately is recognized in the consolidated profit and loss account. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in exchange reserves; the gain or loss relating to the ineffective portion is recognized immediately in the consolidated profit and loss account. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognized in exchange reserves.

Earnings per Share

Earnings per share are calculated on profit attributable to shareholders and on the weighted average number of shares in issue during the year. The weighted average number excludes the Company's share of the shares held by an associate.

Dividends

Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

Revenue

Revenue consists of the gross inflow, excluding sales taxes, of economic benefits associated with a transaction. Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods

have been transferred to customers, and revenue from the rendering of services is recognized when services are performed, provided that the amount can be measured reliably.

Pre-operating Costs

Pre-operating costs are expensed as they are incurred.

Effect of Changes in Accounting Policies

The effect of changes in accounting policies on investment properties and depreciation of hotel properties is summarized as follows:

Increase in total equity

	Effect of adopting IAS 16 (revised) US$m	Effect of adopting IAS 40 (revised) US$m	Con-sequential change to deferred tax US$m	Con-sequential change to goodwill US$m	Total US$m
At 1st January 2003					
Goodwill	–	–	–	30	30
Tangible assets	(36)	–	–	–	(36)
Associates and joint ventures	(7)	1,022	(304)	79	790
Deferred tax	–	–	(47)	–	(47)
Total equity	**(43)**	**1,022**	**(351)**	**109**	**737**
At 1st January 2002					
Goodwill	–	–	–	20	20
Tangible assets	(33)	–	–	–	(33)
Associates and joint ventures	(6)	1,388	(365)	83	1,100
Deferred tax	–	–	(40)	–	(40)
Total equity	(39)	1,388	(405)	103	1,047

Decrease in profit attributable to shareholders

	2003 US$m	2002 US$m
Depreciation of SFS	**(3)**	(2)
Change in fair value of investment properties	**(285)**	(305)
Amortization of goodwill	**(7)**	(6)
	(295)	(313)

Notes to the Financial Statements

1 Revenue

	2003 US$m	2002 US$m
By business:		
Dairy Farm	**3,457**	3,354
Mandarin Oriental	**218**	234
Jardine Cycle & Carriage	**1,446**	218
	5,121	3,806
By geographical location of customers:		
Australia	**309**	42
Continental Europe	**12**	10
Hong Kong and Mainland China	**1,959**	1,808
New Zealand	**165**	387
North America	**31**	32
Northeast Asia	**394**	310
Southeast Asia	**2,204**	1,175
United Kingdom	**47**	42
	5,121	3,806

Jardine Strategic is grouped into seven core companies as described on page [ ] and accordingly its primary segment reporting format is business segments with secondary segment information reported geographically.

Northeast Asia includes Japan and Taiwan. Southeast Asia includes all other countries in Asia.

Revenue consists primarily of the sale of goods.

2 Net Profit on Disposal of Woolworths in Dairy Farm

In June 2002, Dairy Farm disposed of Woolworths, its New Zealand supermarket business, for US$285 million. The profit attributable to the Group, after tax and outside interests, amounted to US$160 million.

The results and net cash flows of this discontinued operation in 2002 are summarized below:

	2002 US$m
Revenue	367
Cost of sales	(271)
Gross profit	96
Net operating expenses	(79)
Operating profit	17
Net financing charges	(2)
Profit before tax	15
Tax	(4)
Profit after tax	11
Cash flows from operating activities	7
Cash flows from investing activities	(7)
Net cash flows	-

3 Operating Profit

	2003 US$m	2002 US$m
By business:		
Dairy Farm	123	77
Mandarin Oriental	33	40
Jardine Cycle & Carriage	22	6
	178	123
Discontinued operation - Woolworths in Dairy Farm	-	17
Net profit on disposal of Woolworths in Dairy Farm	-	231
Corporate and other interests	(9)	75
	169	446
The following items have been charged/(credited) in arriving at operating profit:		
Amortization of goodwill on acquisition of subsidiary undertakings	12	8
Depreciation of tangible assets	120	118
Amortization of leasehold land payments	2	2
Reversal of impairment of other investments	-	(36)
Operating expenses arising from investment properties	6	2
Staff costs		
- salaries and benefits in kind	425	391
- defined benefit pension plans *(refer note 15)*	14	10
- defined contribution pension plans	16	8
	455	409
Operating leases		
- minimum lease payments	263	252
- contingent rents	2	1
- subleases	(8)	(6)
	257	247
Income from other investments	(13)	(12)
Rental income		
- investment properties	(10)	(3)
- other	(28)	(9)
	(38)	(12)

4 Net Financing Charges

	2003 US$m	2002 US$m
Interest expense		
- bank loans and advances	(52)	(44)
- bonds and other loans	(24)	(26)
	(76)	(70)
Interest income	10	11
Fair value gain on cash flow hedges	6	-
Commitment and other fees	-	(2)
	(60)	(61)

5 Share of Results of Associates and Joint Ventures

	2003 US$m	2002 US$m
By business:		
Jardine Matheson	52	39
Hongkong Land	80	62
Dairy Farm	18	27
Mandarin Oriental	(1)	8
Jardine Cycle & Carriage	204	72
	353	208
Decrease in fair value of investment properties		
- Hongkong Land	(314)	(346)
- other	(4)	(7)
	35	(145)

Results are shown after tax and outside interests, and after amortization of goodwill as required by IAS 1 (revised). This represents a change in accounting policy as previously the Group's share of results of associates and joint ventures was stated before tax and outside interests *(refer note 12).*

6 Tax

	2003 US$m	2002 US$m
Current tax		
- charge for the year	37	25
- over provision in prior years	(6)	(1)
Deferred tax	5	(11)
	36	13
By geographical area:		
Australasia	4	3
Continental Europe	-	1
Hong Kong and Mainland China	4	(1)
Northeast Asia	3	-
Southeast Asia	26	11
United Kingdom	(1)	(1)
	36	13
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax at applicable tax rate	27	17
Income not subject to tax	(5)	(5)
Expenses not deductible for tax purposes	21	8
Tax losses not recognized	8	22
Temporary differences not recognized	5	-
Utilization of previously unrecognized tax losses	(12)	(15)
Deferred tax assets written off	-	1
Recognition of previously unrecognized deferred tax assets	(4)	(8)
Over provision in prior years	(6)	(1)
Withholding tax	2	2
Changes in tax rates	3	(1)
Other	(3)	(7)
	36	13

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

7 Earnings Per Share

Loss per share is calculated on loss attributable to shareholders of US$20 million *(2002: earnings of US$66 million)* and on the weighted average number of 627 million *(2002: 644 million)* shares in issue during the year.

Additional earnings per share are also calculated based on underlying earnings attributable to shareholders of US$282 million *(2002: US$220 million)*. A reconciliation of earnings is set out below:

	2003 US$m	2003 Earnings per share US¢	2002 US$m	2002 Earnings per share US¢
Underlying profit (with all leasehold interests carried at valuation)	282	44.97	220	34.19
Adjustment for depreciation and amortization*	(2)		(2)	
Changes in tax rates**	(3)		-	
	277		218	
Decrease in fair value of investment properties	(321)		(356)	
Discontinued operations	-		171	
Other adjustments	24		33	
	(297)		(152)	
(Loss)/profit attributable to shareholders	(20)	(3.24)	66	10.27
Profit attributable to shareholders as previously stated			379	58.82
Changes in accounting policies			(313)	
Profit attributable to shareholders as restated			66	10.27

* Representing difference between depreciation and amortization of owner-occupied leasehold interests calculated on a valuation and on a cost basis.

** In respect of deferred tax on leasehold land payments, representing tax on the surplus arising on the valuation of owner-occupied leasehold interests upon an increase in holdings in subsidiary undertakings.

7 Earnings Per Share *(continued)*

A fuller analysis of the adjustments made to the loss attributable to shareholders in arriving at the underlying profit is set out below:

	2003 US$m	2002 US$m
Decrease in fair value of investment properties		
- Hongkong Land	(314)	(346)
- other	(7)	(10)
	(321)	(356)
Discontinued operations		
- net profit of Woolworths	-	7
- net profit on disposal of Woolworths	-	160
- reversal of closure cost provision for Franklins	-	4
	-	171
Sale and closure of businesses		
- Pizza Hut South China	4	-
- Hawaii motor operations	6	-
- French motor operations	(6)	(6)
- Australian motor operations	(4)	-
- PT Toyota-Astra Motor	10	-
- other	-	3
	10	(3)
Asset impairment		
- Hongkong Land	3	(21)
- Edaran Otomobil Nasional	-	36
	3	15
Realization of exchange losses*	-	(15)
Revaluation deficit on properties and provision for onerous leases	(1)	(5)
Fair value gain on biological assets	5	-
Fair value (loss)/gain on options embedded in Jardine Matheson Guaranteed Bonds	(1)	9
Sale of investments	5	32
Debt buyback in an associate	3	-
	(297)	(152)

* Arising on repatriation of capital from foreign subsidiary undertakings, associates and joint ventures.

8 Goodwill

	Positive goodwill US$m	Negative goodwill US$m	Net US$m
2003			
Net book value at 1st January			
- as previously reported	182	(86)	96
- changes in accounting policies	5	25	30
- as restated	187	(61)	126
Exchange differences	70	-	70
Fair value adjustment*	(9)	-	(9)
Additions	58	(13)	45
Amortization	(15)	3	(12)
Net book value at 31st December	**291**	**(71)**	**220**
Cost	336	(82)	254
Amortization and impairment	(45)	11	(34)
	291	**(71)**	**220**
2002			
Net book value at 1st January			
- as previously reported	127	(55)	72
- changes in accounting policies	3	17	20
- as restated	130	(38)	92
Exchange differences	1	-	1
Additions	68	(27)	41
Amortization	(12)	4	(8)
Net book value at 31st December	187	(61)	126
Cost	216	(71)	145
Amortization and impairment	(29)	10	(19)
	187	(61)	126

* In respect of acquisition of Jardine Cycle & Carriage in 2002, principally due to adjustments to the value of properties and biological assets in an associate.

Additions in 2002 included reclassification of negative goodwill relating to Jardine Cycle & Carriage of US$4 million from associates and joint ventures.

Amortization of goodwill is included in other operating expenses.

9 Tangible Assets

	Freehold properties US$m	Leasehold properties US$m	Leasehold improve-ments US$m	Plant & machinery US$m	Furniture, equipment & motor vehicles US$m	Total US$m
2003						
Net book value at 1st January						
- as previously reported	394	326	152	118	105	1,095
- change in accounting policy	(1)	(35)	-	-	-	(36)
- as restated	393	291	152	118	105	1,059
Exchange differences	38	4	1	2	2	47
Fair value adjustments*	1	4	-	-	-	5
New subsidiary undertakings	21	96	8	15	9	149
Additions	67	1	30	29	40	167
Subsidiary undertakings disposed of	-	-	-	(1)	-	(1)
Disposals	(35)	-	(6)	(2)	(3)	(46)
Depreciation charge	(2)	(8)	(45)	(32)	(33)	(120)
Net book value at 31st December	**483**	**388**	**140**	**129**	**120**	**1,260**
Cost or valuation	483	405	393	320	374	1,975
Depreciation and impairment	-	(18)	(253)	(191)	(253)	(715)
	483	**387**	**140**	**129**	**121**	**1,260**
2002						
Net book value at 1st January						
- as previously reported	295	305	172	157	112	1,041
- change in accounting policy	(1)	(32)	-	-	-	(33)
- as restated	294	273	172	157	112	1,008
Exchange differences	27	3	4	10	4	48
New subsidiary undertakings	27	25	7	7	8	74
Additions	67	-	39	33	32	171
Subsidiary undertakings disposed of	(22)	-	(18)	(53)	(8)	(101)
Disposals	-	(2)	(12)	(4)	(3)	(21)
Depreciation charge	(1)	(5)	(40)	(32)	(40)	(118)
Net revaluation surplus/(deficit)	1	(3)	-	-	-	(2)
Net book value at 31st December	393	291	152	118	105	1,059
Cost or valuation	394	326	373	285	339	1,717
Depreciation and impairment	(1)	(35)	(221)	(167)	(234)	(658)
	393	291	152	118	105	1,059

* In respect of acquisition of Jardine Cycle & Carriage in 2002 *(refer note 8)*.

9 Tangible Assets *(continued)*

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2002 by independent professionally qualified valuers. The Directors have reviewed the carrying value at 31st December 2003 and are satisfied that there were no material changes to those values. In 2002, deficits on individual properties below depreciated cost of US$3 million were charged to the consolidated profit and loss account and a net surplus of US$1 million was taken directly to property revaluation reserves.

Freehold properties include a hotel property under development of US$103 million *(2002: US$32 million)*, which is stated net of a grant of US$33 million *(2002: US$29 million)*.

Certain of the land and buildings are pledged as security for borrowings *(refer note 21)*.

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost less depreciation, the carrying value would have been US$784 million *(2002: US$666 million)*.

10 Investment Properties

	Freehold properties US$m	Leasehold properties US$m	Total US$m
2003			
Net book value at 1st January	127	132	259
Exchange differences	-	2	2
New subsidiary undertakings	1	7	8
Disposals	(6)	-	(6)
Net revaluation deficit	(6)	(25)	(31)
Net book value at 31st December	**116**	**116**	**232**
2002			
Net book value at 1st January	-	-	-
Exchange differences	1	2	3
New subsidiary undertakings	132	130	262
Disposals	(6)	-	(6)
Net book value at 31st December	127	132	259

11 Leasehold Land Payments

	2003 US$m	2002 US$m
Net book value at 1st January	**399**	362
Exchange differences	**1**	1
Fair value adjustments*	**(1)**	-
New subsidiary undertakings	**12**	11
Additions	**18**	27
Amortization	**(2)**	(2)
Net book value at 31st December	**427**	399

* In respect of acquisition of Jardine Cycle & Carriage in 2002 *(refer note 8)*.

12 Associates and Joint Ventures

	2003 US$m	2002 US$m
Listed associates		
- Astra	492	181
- Cycle & Carriage Bintang	-	64
- Hongkong Land	1,506	1,749
- Jardine Matheson	456	393
- The Oriental Hotel (Thailand)	54	50
- other	24	19
	2,532	2,456
Unlisted associates	245	268
	2,777	2,724
Joint ventures	79	84
Share of attributable net assets	2,856	2,808
Goodwill on acquisition		
- positive	175	130
- negative	(72)	(74)
	103	56
Amounts due from associates and joint ventures	31	39
Amounts due to associates and joint ventures	-	(2)
	2,990	2,901
Market value of listed associates	5,399	3,619

The Group's share of assets and liabilities and results of associates and joint ventures are summarized below:

	2003 US$m	2002 US$m
Non-current assets	3,831	4,942
Current assets	1,481	1,431
Current liabilities	(828)	(906)
Non-current liabilities	(2,144)	(1,658)
Share of total equity	2,340	3,809
Attributable to outside interests	516	(1,001)
	2,856	2,808
Revenue	3,016	2,811
Profit/(loss) after tax and outside interests	40	(151)
Capital commitments	35	79
Contingent liabilities	48	40

12 Associates and Joint Ventures *(continued)*

	2003 US$m	2002 US$m
Movements of share of attributable net assets for the year:		
At 1st January		
- as previously reported	2,097	2,002
- changes in accounting policies	711	1,017
- as restated	2,808	3,019
Net exchange translation differences		
- amount arising in year	55	49
- disposal of foreign entities by associates and joint ventures	2	21
Fair value adjustments*	16	-
Share of dividends of the Company *(refer note 28)*	60	59
Share of results after tax and outside interests, and before amortization of goodwill	40	(151)
Dividends received	(233)	(198)
Share of property revaluation	(7)	18
Share of deferred tax on property revaluation	-	(3)
Share of fair value gain/loss on financial instruments	71	(61)
Share of fair value gain/(loss) transferred to consolidated profit and loss account	1	(38)
Reclassification as subsidiary undertakings	(67)	(162)
New subsidiary undertakings	-	259
Additions and change in holding	159	(10)
Disposals	(48)	-
Other movements	(1)	6
At 31st December	2,856	2,808
Movements of goodwill on acquisition for the year:		
Net book value at 1st January		
- as previously reported	(23)	(27)
- changes in accounting policies	79	83
- as restated	56	56
Additions	52	2
Reclassification of Jardine Cycle & Carriage	-	4
Amortization	(5)	(6)
Net book value at 31st December	103	56

* In respect of acquisition of Jardine Cycle & Carriage in 2002 *(refer note 8)*.

Mandarin Oriental Geneva and Cycle & Carriage Bintang became subsidiary undertakings in 2003 and Jardine Cycle & Carriage became a subsidiary undertaking in 2002. Accordingly, the Group's share of attributable net assets and unamortized goodwill at the date on which the Group obtained control were reclassified and included in the separate assets and liabilities of the Group.

Amounts due from associates and joint ventures at 31st December 2003 included a loan to Mandarin Oriental, New York of US$30 million *(2002: US$30 million)*.

13 Other Investments

The Group's other investments are available-for-sale financial assets and are shown at fair value.

	2003 US$m	2002 US$m
Listed investments		
- Edaran Otomobil Nasional	91	101
- The Bank of N.T. Butterfield	62	38
- other	57	44
	210	183
Unlisted investments	94	70
	304	253
Movements for the year:		
At 1st January	253	499
Exchange differences	2	31
New subsidiary undertakings	24	-
Additions	3	7
Disposals	(14)	(308)
Capital repayment	(17)	(36)
Impairment write-back	-	36
Net revaluation surplus	53	24
At 31st December	304	253

14 Deferred Tax Assets/(Liabilities)

	Accelerated tax depreciation US$m	Asset revaluation US$m	Losses US$m	Provisions and other temporary differences US$m	Total US$m
2003					
At 1st January					
- as previously reported	(16)	(10)	15	(6)	(17)
- changes in accounting policies	-	(47)	-	-	(47)
- as restated	(16)	(57)	15	(6)	(64)
Exchange differences	-	-	-	-	-
Fair value adjustments*	2	-	-	(3)	(1)
New subsidiary undertakings	(1)	(3)	1	-	(3)
Charged to consolidated profit and loss account	(9)	(3)	8	(1)	(5)
Charged to equity	-	(3)	-	-	(3)
Change in attributable interest	-	(6)	-	-	(6)
At 31st December	**(24)**	**(72)**	**24**	**(10)**	**(82)**

* In respect of acquisition of Jardine Cycle & Carriage in 2002 *(refer note 8)*.

	Accelerated tax depreciation US$m	Asset revaluation US$m	Losses US$m	Provisions and other temporary differences US$m	Total US$m
2002					
At 1st January					
- as previously reported	(14)	(9)	6	(4)	(21)
- changes in accounting policies	-	(40)	-	-	(40)
- as restated	(14)	(49)	6	(4)	(61)
Exchange differences	1	(2)	-	-	(1)
New subsidiary undertakings	(4)	-	-	2	(2)
Credited to consolidated profit and loss account	1	-	9	1	11
Credited to equity	-	2	-	-	2
Subsidiary undertakings disposed of	-	-	-	(5)	(5)
Change in attributable interest	-	(8)	-	-	(8)
At 31st December	(16)	(57)	15	(6)	(64)

	2003 US$m	2002 US$m
Analysis of net book value:		
Deferred tax assets	**27**	19
Deferred tax liabilities	**(109)**	(83)
	(82)	(64)

14 Deferred Tax Assets/(Liabilities) *(continued)*

Deferred tax balances predominantly comprise non-current items. Deferred tax assets and liabilities are netted when the taxes relate to the same taxation authority and where offsetting is allowed.

Deferred tax assets of US$27 million *(2002: US$19 million)* arising from unused tax losses of US$215 million *(2002: US$276 million)* have not been recognized in the financial statements. Included in the unused tax losses, US$165 million have no expiry date and the balance will expire at various dates up to and including 2023.

Deferred tax liabilities of US$1 million *(2002: US$1 million)* on temporary differences associated with investments in subsidiary undertakings of US$5 million *(2002: US$8 million)* have not been recognized as there is no current intention of remitting the retained earnings to the holding companies.

15 Pension Plans

The Group has a large number of defined benefit pension plans, covering all the main territories in which it operates with the major plans relating to employees in Hong Kong and Southeast Asia. Most of the pension plans are final salary defined benefit plans and are either funded or unfunded. The assets of the funded plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method.

The amounts recognized in the consolidated balance sheet are as follows:

	2003 US$m	2002 US$m
Fair value of plan assets	167	125
Present value of funded obligations	(117)	(118)
	50	7
Present value of unfunded obligations	(4)	(3)
Unrecognized actuarial (gains)/losses	(7)	37
Net pension assets	39	41
Analysis of net pension assets:		
Pension assets	42	44
Pension liabilities	(3)	(3)
	39	41

15 Pension Plans *(continued)*

	2003 US$m	2002 US$m
Movements for the year:		
At 1st January	41	40
Expense recognized in the consolidated profit and loss account	(14)	(10)
Contributions paid	12	11
At 31st December	39	41

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

	2003 Weighted average %	2002 Weighted average %
Discount rate applied to pension obligations	5.5	6.0
Expected return on plan assets	6.0	7.0
Future salary increases	4.9	6.0

The amounts recognized in the consolidated profit and loss account are as follows:

	2003 US$m	2002 US$m
Current service cost	14	12
Interest cost	7	7
Expected return on plan assets	(9)	(9)
Net actuarial losses recognized	2	-
	14	10
Actual surplus/(deficit) on plan assets in the year	18	(11)

The above amounts are all recognized in arriving at operating profit and are included in cost of sales, selling and distribution costs and administration expenses.

16 Other Non-current Assets

	2003 US$m	2002 US$m
Hire purchase debtors	1	3
Loans to a minority shareholder of a subsidiary undertaking	13	8
Interest rate swaps	1	1
	15	12

17 Properties for Sale

	2003 US$m	2002 US$m
Completed properties	12	29
Properties under development	328	256
	340	285

Properties under development are further analysed as follows:

	2003 US$m	2002 US$m
Land and development costs	452	305
Interest capitalised	28	1
Other expenses capitalised	15	1
	495	307
Development profit recognized	40	5
	535	312
Provision for foreseeable losses	(41)	(1)
Progress payments	(166)	(55)
	328	256

18 Debtors and Prepayments

	2003 US$m	2002 US$m
Trade debtors	87	100
Provision for doubtful debts	(4)	(5)
Trade debtors - net	83	95
Prepayments	23	20
Amounts due from associates and joint ventures	78	106
Rental and other deposits	58	51
Other	51	84
	293	356

19 Bank Balances and Other Liquid Funds

	2003 US$m	2002 US$m
Deposits with banks and financial institutions	**319**	665
Bank and cash balances	**99**	124
	418	789

The weighted average interest rate on deposits with banks and financial institutions is 1.2% *(2002: 1.5%)*.

20 Creditors and Accruals

	2003 US$m	2002 US$m
Trade creditors	**672**	595
Accruals	**287**	292
Amounts due to associates and joint ventures	**17**	84
Deposits accepted	**31**	25
Interest rate swaps and forward foreign exchange contracts	**6**	4
Other	**49**	5
	1,062	1,005

21 Borrowings

	2003		2002	
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m
Current				
- bank overdrafts	3	3	2	2
- other bank advances	213	213	90	90
	216	216	92	92
Current portion of long-term bank borrowings	76	76	335	335
	292	292	427	427
Long-term borrowings				
- bank	1,234	1,234	1,113	1,114
- 6.375% Guaranteed Bonds due 2011	295	341	295	304
- 6.75% Convertible Bonds due 2005	14	16	14	16
- other	19	19	39	39
	1,562	1,610	1,461	1,473
	1,854	1,902	1,888	1,900

	2003 US$m	2002 US$m
Secured	548	528
Unsecured	1,306	1,360
	1,854	1,888
Due dates of repayment:		
Within one year	292	427
Between one and two years	32	113
Between two and five years	884	906
Beyond five years	646	442
	1,854	1,888

21 Borrowings *(continued)*

Currency:	Fixed rate borrowings				
	Weighted average interest rates %	Weighted average period outstanding Years	US$m	Floating rate borrowings US$m	Total US$m
2003					
Hong Kong Dollar	2.8	2.7	232	178	410
Malaysian Ringgit	5.0	2.9	26	38	64
Singapore Dollar	1.7	1.1	24	244	268
United Kingdom Sterling	5.2	2.3	31	87	118
United States Dollar	4.9	8.1	312	292	604
Other	3.7	5.4	100	290	390
			725	**1,129**	**1,854**
2002					
Australian Dollar	6.0	2.1	28	50	78
Hong Kong Dollar	3.9	1.1	199	174	373
Malaysian Ringgit	4.8	2.2	13	28	41
New Zealand Dollar	6.4	-	-	14	14
Singapore Dollar	2.8	1.0	260	273	533
United Kingdom Sterling	5.6	3.3	28	83	111
United States Dollar	4.3	9.1	311	401	712
Other	5.1	5.7	25	1	26
			864	1,024	1,888

The 6.375% Guaranteed Bonds with nominal value of US$300 million due 2011 were issued by a wholly-owned subsidiary undertaking of the Company and are guaranteed by the Company. The bonds will mature on 8th November 2011.

The 6.75% Convertible Bonds with nominal value of US$76 million due 2005 were issued by Mandarin Oriental. The bonds are convertible up to and including 23rd February 2005 into fully paid ordinary shares of Mandarin Oriental at a conversion price of US$0.671 per ordinary share. At 31st December 2003, US$61 million *(2002: US$61 million)* of the bonds were held by the Company and the carrying amount of US$60 million *(2002: US$59 million)* was netted off the carrying amount of the bonds.

Secured borrowings at 31st December 2003 included US$469 million *(2002: 371 million)* which were secured against Mandarin Oriental's tangible fixed assets and US$98 million *(2002: US$157 million)* which were secured against Jardine Cycle & Carriage's assets.

The weighted average interest rates and period of fixed rate borrowings are stated after taking into account hedging transactions.

22 Provisions

	2003 US$m	2002 US$m
At 1st January 2003	26	-
Exchange differences	5	1
New subsidiary undertakings	-	25
Additions	17	1
Disposals	(5)	-
Unused amounts reversed	(7)	-
Utilized	(9)	(1)
At 31st December 2003	27	26
Current	21	15
Non-current	6	11
	27	26

Provisions related to motor vehicle warranties which are estimated liabilities that fall due under the warranty terms offered on sale of new and used vehicles beyond that which is reimbursed by the manufacturers.

23 Other Non-current Liabilities

	2003 US$m	2002 US$m
Interest rate swaps and caps	9	15
Other creditors due after more than one year	4	3
	13	18

24 Segment Information

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2003			
By business:			
Dairy Farm	187	1,317	(859)
Mandarin Oriental	167	1,007	(69)
Jardine Cycle & Carriage	45	1,011	(157)
	399	3,335	(1,085)
Corporate and other interests	-	2	(20)
	399	**3,337**	**(1,105)**
By geographical area:			
Australia	1	20	(8)
Continental Europe	89	128	(7)
Hong Kong and Mainland China	44	890	(462)
New Zealand	2	51	(10)
North America	71	307	(31)
Northeast Asia	39	136	(87)
Southeast Asia	152	1,571	(471)
United Kingdom	1	232	(9)
	399	3,335	(1,085)
Corporate and other interests	-	2	(20)
	399	**3,337**	**(1,105)**
Segment assets/(liabilities)		3,337	(1,105)
Associates and joint ventures		2,990	-
Unallocated assets/(liabilities)		757	(2,001)
Total assets/(liabilities)		**7,084**	**(3,106)**

24 Segment Information *(continued)*

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2002			
By business:			
Dairy Farm	191	1,092	(745)
Mandarin Oriental	39	821	(59)
Jardine Cycle & Carriage	356	1,057	(164)
	586	2,970	(968)
Corporate and other interests	-	37	(84)
	586	3,007	(1,052)
By geographical area:			
Australia	2	174	(27)
Continental Europe	-	31	(3)
Hong Kong and Mainland China	92	848	(424)
New Zealand	10	46	(10)
North America	43	260	(30)
Northeast Asia	10	91	(69)
Southeast Asia	426	1,309	(397)
United Kingdom	3	211	(8)
	586	2,970	(968)
Corporate and other interests	-	37	(84)
	586	3,007	(1,052)
Segment assets/(liabilities)		3,007	(1,052)
Associates and joint ventures		2,901	-
Unallocated assets/(liabilities)		1,067	(2,005)
Total assets/(liabilities)		6,975	(3,057)

Capital expenditure comprises of additions of goodwill, tangible assets, investment properties and leasehold land payments, including those arising from acquisitions of subsidiary undertakings.

Unallocated assets and liabilities comprise of other investments, tax assets and liabilities, cash and cash equivalents, and borrowings.

25 Share Capital

	2003 US$m	2002 US$m
Authorised:		
1,500,000,000 shares of US¢5 each	75	75
1,000,000 shares of US$800 each	800	800
	875	875

	Ordinary shares in millions 2003	2002	2003 US$m	2002 US$m
Issued and fully paid shares of US¢5 each:				
At 1st January	1,047	1,061	52	53
Repurchased and cancelled	-	(14)	-	(1)
At 31st December	1,047	1,047	52	52

In 2002, the Company repurchased 14 million shares from the stock market at a cost of US$41 million which was dealt with by charging US$1 million to share capital and US$40 million to share premium.

26 Share Premium

	2003 US$m	2002 US$m
At 1st January	1,224	1,264
Repurchase of shares *(refer note 25)*	-	(40)
At 31st December	1,224	1,224

27 Revenue and Other Reserves

	Revenue reserves US$m	Capital reserves & contributed surplus US$m	Property revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2003						
At 1st January						
- as previously reported	1,468	408	92	(28)	(117)	1,823
- changes in accounting policies	801	-	(55)	-	3	749
- as restated	2,269	408	37	(28)	(114)	2,572
Revaluation of properties						
- net revaluation deficit	-	-	(7)	-	-	(7)
- deferred tax	-	-	(3)	-	-	(3)
Revaluation of other investments						
- fair value gain	116	-	-	-	-	116
- transfer to consolidated profit and loss account on disposal	1	-	-	-	-	1
Net exchange translation differences						
- amount arising in year	-	-	-	-	54	54
- transfer to consolidated profit and loss account	-	-	-	-	3	3
Cash flow hedges						
- fair value gain	-	-	-	10	-	10
- transfer to consolidated profit and loss account	-	-	-	-	-	-
Loss attributable to shareholders	(20)	-	-	-	-	(20)
Dividends *(refer note 28)*	(92)	-	-	-	-	(92)
Change in attributable interests	1	-	-	-	-	1
Transfer	-	-	-	-	-	-
At 31st December	**2,275**	**408**	**27**	**(18)**	**(57)**	**2,635**
of which:						
Company	1,722	303	-	-	-	2,025
Associates and joint ventures	770	-	61	(13)	(47)	771

27 Revenue and Other Reserves *(continued)*

	Revenue reserves US$m	Capital reserves & contributed surplus US$m	Property revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2002						
At 1st January						
- as previously reported	1,358	408	81	(15)	(218)	1,614
- changes in accounting policies	1,107	-	(48)	-	2	1,061
- as restated	2,465	408	33	(15)	(216)	2,675
Revaluation of properties						
- net revaluation surplus	-	-	19	-	-	19
- deferred tax	-	-	(2)	-	-	(2)
Revaluation of other investments						
- fair value loss	(47)	-	-	-	-	(47)
- transfer to consolidated profit and loss account on disposal	(133)	-	-	-	-	(133)
Net exchange translation differences						
- amount arising in year	-	-	-	-	73	73
- transfer to consolidated profit and loss account	-	-	-	-	27	27
Cash flow hedges						
- fair value loss	-	-	-	(16)	-	(16)
- transfer to consolidated profit and loss account	-	-	-	3	-	3
Profit attributable to shareholders	66	-	-	-	-	66
Dividends *(refer note 28)*	(94)	-	-	-	-	(94)
Change in attributable interests	1	-	-	-	-	1
Transfer	11	-	(13)	-	2	-
At 31st December	2,269	408	37	(28)	(114)	2,572
of which:						
Company	1,436	303	-	-	-	1,739
Associates and joint ventures	1,271	-	47	(20)	(60)	1,238

Revenue reserves include unrealized net surplus on revaluation of available-for-sale investments of US$19 million *(2002: net deficit of US$96 million).*

28 Dividends

	2003 US$m	2002 US$m
Final dividend in respect of 2002 of US¢9.90 *(2001: US¢9.90)* per share	104	105
Interim dividend in respect of 2003 of US¢4.60 *(2002: US¢4.60)* per share	48	48
	152	153
Less Company's share of dividends paid on the shares held by an associate	(60)	(59)
	92	94

A final dividend in respect of 2003 of US¢9.90 *(2002: US¢9.90)* per share amounting to a total of US$104 million *(2002: US$104 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by an associate of US$42 million *(2002: US$41 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

29 Own Shares Held

Own shares held represent the Company's share of the cost of 823 million *(2002: 823 million)* ordinary shares in the Company held by an associate and are deducted in arriving at shareholders' funds.

30 Outside Interests

	2003 US$m	2002 US$m
By business:		
Dairy Farm	56	226
Mandarin Oriental	181	181
Cycle & Carriage	695	492
Other	2	25
	934	924
Movements for the year:		
At 1st January		
- as previously reported	936	482
- changes in accounting policies	(12)	(14)
- as restated	924	468
Net exchange translation differences		
- amount arising in year	35	32
- disposal of businesses	3	16
New subsidiary undertakings	45	461
Attributable profit/(loss) and dividends	(15)	148
Property revaluation		
- deferred tax	-	1
Fair value adjustments*	10	-
Fair value gain on financial instruments	1	23
Fair value gain transferred to consolidated profit and loss account	-	(112)
Capital contribution and change in attributable interests	(69)	(113)
At 31st December	934	924

* In respect of acquisition of Jardine Cycle & Carriage in 2002 *(refer note 8)*.

31 Notes to Consolidated Cash Flow Statement

(a) Depreciation and amortization	2003 US$m	2002 US$m
By business:		
Dairy Farm	106	110
Mandarin Oriental	20	16
Jardine Cycle & Carriage	8	2
	134	128

(b) Other non-cash items	2003 US$m	2002 US$m
By nature:		
Loss/(profit) on sale of subsidiary undertakings	5	(231)
Loss on sale of associates and joint ventures	-	2
Profit on sale of other investments	-	(45)
Loss on sale of tangible assets	2	16
Profit on sale of investment properties	(2)	-
Net gain on disposal of Franklins' assets in Dairy Farm	-	(5)
Reversal of impairment of assets	-	(36)
Fair value loss on financial instruments	7	-
Change in provisions	7	1
Write-back of development costs in Mandarin Oriental	-	(5)
Deficit on revaluation of properties	31	2
	50	(301)
By business:		
Dairy Farm	7	(216)
Mandarin Oriental	-	(5)
Jardine Cycle & Carriage	38	1
Corporate and other interests	5	(81)
	50	(301)

(c) Decrease in working capital	2003 US$m	2002 US$m
(Increase)/decrease in properties for sale	(47)	30
Decrease/(increase) in stocks	12	(40)
Decrease in debtors and prepayments	85	71
Increase in creditors and accruals	73	38
Increase/(decrease) in pension obligations	2	(1)
	125	98

31 Notes to Consolidated Cash Flow Statement *(continued)*

(d) Purchase of subsidiary undertakings	2003 Total US$m	2002 Total US$m
Tangible assets	149	74
Investment properties	8	262
Leasehold land payments	12	11
Associates and joint ventures	-	357
Deferred tax assets	-	3
Other non-current assets	-	13
Other investments	24	-
Current assets	133	651
Current liabilities	(154)	(232)
Long-term borrowings	-	(364)
Deferred tax liabilities	(3)	(5)
Non-current provisions	-	(11)
Other non-current liabilities	-	(7)
Outside interests	(5)	(185)
Fair value at acquisition	164	567
Adjustment for outside interests	(40)	(275)
Share of fair value at acquisition	124	292
Goodwill attributable to subsidiary undertakings	60	33
Total consideration	184	325
Adjustment for deferred consideration and carrying value of associates and joint ventures	(67)	(164)
Cash and cash equivalents of subsidiary undertakings acquired	(28)	(36)
Net cash outflow	89	125
Purchase of shares in Dairy Farm	181	135
Purchase of shares in Mandarin Oriental	7	22
	277	282

Net cash outflow in 2003 of US$89 million included Dairy Farm's acquisition of Shop N Save of US$49 million and stores in Taiwan and Malaysia of US$37 million, and Mandarin Oriental's acquisition of an additional 46.3% interest in its Geneva hotel of US$23 million, net of cash and cash equivalents of US$21 million in Cycle & Carriage Bintang at 31st December 2003 when it became a subsidiary undertaking of Jardine Cycle & Carriage.

Net cash outflow in 2002 of US$125 million included the Company's increased interest in Jardine Cycle & Carriage of US$101 million.

The revenue and operating loss in respect of subsidiary undertakings acquired during the year amounted to US$95 million and US$1 million respectively.

31 Notes to Consolidated Cash Flow Statement *(continued)*

(e) Purchase of associates and joint ventures in 2003 included the Company's increased interest in Hongkong Land of US$35 million and Jardine Cycle & Carriage's increased interest in Astra of US$135 million. Purchase of associates and joint ventures in 2002 included investment in Mandarin Oriental, New York of US$47 million, and the Company's increased interest in Hongkong Land of US$5 million.

(f) Sale of subsidiary undertakings	2003 US$m	2002 US$m
Tangible assets	1	101
Deferred tax assets	-	5
Current assets	56	62
Current liabilities	(50)	(63)
Long-term borrowings	-	(49)
Net assets disposed of	7	56
Cumulative exchange translation differences	5	(2)
(Loss)/profit on disposal	(5)	231
Sale proceeds	7	285
Cash and cash equivalents of subsidiary undertakings disposed of	-	(9)
Net cash inflow	7	276

Net cash inflow in 2002 related to Dairy Farm's sale of Woolworths, New Zealand.

The revenue and operating loss in respect of subsidiary undertakings disposed of during the year amounted to US$303 million and US$7 million respectively.

(g) Sale of other investments in 2003 included a distribution from Edaran Otomobil Nasional of US$36 million following its asset divestment in 2002. Sale of other investments in 2002 included the Company's sale of an investment.

(h) Analysis of balances of cash and cash equivalents	2003 US$m	2002 US$m
Bank balances and other liquid funds *(refer note 19)*	418	789
Bank overdrafts *(refer note 21)*	(3)	(2)
	415	787

32 Financial Instruments

The Company and its subsidiary undertakings manage their exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk

Foreign currency transaction exposures are covered on a consistent basis by forward contracts and options. Foreign exchange contracts are also used to hedge investments in foreign subsidiary undertakings, associates and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material. Consistent with Group policy on covering transactional exposures, the purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on assets and liabilities of the Group.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps, caps and options.

Funding risk

The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Counterparty risk

The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values

The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments and discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The fair values of debtors, bank balances and other liquid funds, creditors and accruals, current borrowings, and current provisions are assumed to approximate their carrying amount due to the short-term maturities of these assets and liabilities.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates.

32 Financial Instruments *(continued)*

Derivative financial instruments

The fair values of derivative financial instruments at 31st December are as follows:

	2003		2002	
	Positive fair value US$m	**Negative fair value US$m**	Positive fair value US$m	Negative fair value US$m
Designated as cash flow hedges				
- forward foreign exchange contracts	-	-	-	1
- interest rate swaps and caps	1	8	1	18
Economic hedges of net investment in foreign entities				
- forward foreign exchange contracts	-	6	-	-

Forward foreign exchange contracts

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2003 were US$890 million *(2002: US$542 million).*

Forward foreign exchange contracts which relate to hedges of firm and anticipated commitments mature at various dates over the following two years.

Interest rate swaps and caps

The notional principal amounts of the outstanding interest rate swap and cap contracts at 31st December 2003 were US$540 million *(2002: US$704 million).*

The due dates of interest rate swaps and caps at 31st December were as follows:

	2003 US$m	2002 US$m
Within one year	75	258
Between one and five years	355	402
Beyond five years	110	44
	540	704

At 31st December 2003, the fixed interest rates relating to interest rate swaps vary from 1.1% to 6.0% *(2002: 2.6% to 7.3%)*.

33 Commitments

	2003 US$m	2002 US$m
Capital commitments:		
Authorized not contracted	**122**	169
Contracted not provided	**142**	4
	264	173
Operating lease commitments:		
Total commitments under operating leases		
- due within one year	**252**	232
- due between one and five years	**402**	373
- due beyond five years	**484**	486
	1,138	1,091

Total future sublease payments receivable relating to the above operating leases amounted to US$3 million *(2002: US$4 million).*

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

34 Contingent Liabilities

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

35 Related Party Transactions

The ultimate holding company of the Group is Jardine Matheson Holdings Limited, a company incorporated in Bermuda.

In accordance with the Bye-Laws, Jardine Matheson Limited, a wholly-owned subsidiary undertaking of Jardine Matheson Holdings Limited, has been appointed General Manager of the Company, and during 2003 received fee income of US$13 million *(2002: US$10 million)* from the Company.

Amounts of outstanding balances with associates and joint ventures are included in associates and joint ventures, debtors and prepayments, and creditors and accruals, as appropriate *(refer notes 12, 18 and 20).*

Details of Directors' remuneration are shown on page [ ].

36 Principal Subsidiary Undertakings and Associates

The principal subsidiary undertakings and associates of the Group at 31st December 2003 are set out below.

	Country of incorporation	Particulars of issued capital and debt securities	Attributable interests 2003 %	Attributable interests 2002 %	Nature of business
Dairy Farm International Holdings Ltd	Bermuda	USD 74,789,395 ordinary	**78**	69	Supermarkets, hypermarkets, convenience stores, health and beauty stores, home furnishings stores and restaurants
Hongkong Land Holdings Ltd*	Bermuda	USD 229,522,629 ordinary	**42**	41	Property development & investment, leasing & management and infrastructure investment
		USD 600,000,000 bonds due 2011	-	-	
Jardine Cycle & Carriage Ltd	Singapore	SGD 328,226,284 ordinary	**53**	50	Motor distribution; property development & investment; and a 37% interest in PT Astra International Tbk
Jardine Matheson Holdings Ltd*	Bermuda	USD 152,938,002 ordinary	**52**	51	Engineering and construction, consumer marketing, motor trading, property, supermarkets, hotels and insurance broking
		USD 549,930,000 guaranteed bonds due 2007	-	-	
Mandarin Oriental International Ltd	Bermuda	USD 43,844,408 ordinary	**74**	72	Hotel management & ownership
		USD 75,865,000 convertible bonds due 2005	**80**	80	

Attributable interests represent the proportional holdings of the Company, held directly or through its subsidiary undertakings, in the issued share capitals of the respective subsidiary undertakings and associates, after the deduction of any shares held by the trustees of the employee share option schemes of any such company and any shares in any such company owned by its wholly-owned subsidiary undertakings.

* Associates. All other companies are subsidiary undertakings.

37 Summarized Balance Sheet of the Company

Included below is certain summarized balance sheet information of the Company disclosed in accordance with Bermuda law.

	2003 US$m	2002 US$m
Subsidiary undertakings	1,705	1,393
Associates	1,602	1,567
Non-current assets	3,307	2,960
Current assets	1	60
Current liabilities	(7)	(5)
Net current (liabilities)/assets	(6)	55
Net operating assets	3,301	3,015
Share capital *(refer note 25)*	52	52
Share premium *(refer note 26)*	1,224	1,224
Revenue and other reserves *(refer note 27)*	2,025	1,739
Shareholders' funds	3,301	3,015

Subsidiary undertakings and associates are shown at cost less amounts provided.

38 Corporate Cash Flow and Net Debt

	2003 US$m	2002 US$m
Dividends receivable		
Subsidiary undertakings	**446**	10
Associates	**55**	170
Other holdings	**12**	12
	513	192
Less taken in scrip	**(8)**	(6)
	505	186
Other operating cash flows	**(40)**	(45)
Cash flows from operating activities	**465**	141
Investing activities		
Purchase of subsidiary undertakings	**(90)**	(158)
Purchase of associates	**(35)**	(5)
Repayment of amounts due to associates	**(95)**	-
Sale of other investments	**38**	173
Cash flows from investing activities	**(182)**	10
Financing activities		
Repurchase of shares	**-**	(41)
Dividends paid by the Company	**(152)**	(153)
Dividends paid to outside shareholders	**-**	(1)
Cash flows from financing activities	**(152)**	(195)
Effect of exchange rate changes	**(5)**	(3)
Net decrease/(increase) in net debt	**126**	(47)
Net debt at 1st January	**(767)**	(720)
Net debt at 31st December	**(641)**	(767)
Represented by:		
Bank balances and other liquid funds	**70**	34
6.375% Guaranteed Bonds due 2011	**(295)**	(295)
Other long-term borrowings	**(416)**	(506)
	(641)	(767)

Corporate cash flow and net debt comprises the cash flows and net cash or debt of the Company and of its investment holding and financing subsidiary undertakings.